PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the three month period ended October 31, 2011
page 1 of 9 pages

Dated December 15, 2011

The selected financial information set out below and certain comments which follow are based on and derived from the interim financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker" or “PBM”) for the nine months ended October 31, 2011 and from the audited financial statements of Pacific Booker for the year ended January 31, 2011 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km east of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold/silver concentrate and molybdenum concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol BKM and on the NYSE Amex Stock Exchange under the symbol PBM.

Overall Performance

In September 2009, the Company submitted an Application for an Environmental Assessment Certificate (“EAC”) to the BC Environmental Assessment Office (“BCEAO”).  The EAC is required to apply for the various Licences and Permits required for the construction, operation, decommissioning and reclamation of the proposed 30,000 tonnes/day (projected life of 21 years) open-pit mine at the Morrison property.

In May 2010, PBM submitted an Addendum to address the deficiencies in the EAC Application to the BCEAO.  On July 12, 2010, the BCEAO announced that they had accepted the Company’s Application for an EAC Review.  The BCEAO also informed PBM that it had met the requirements of the Section 11 Order with respect to both public and First Nations Consultation and was satisfied with the Consultation Plans proposed by the Company for the Application Review period.  Therefore, the 180day Application Review Period commenced on July 12, 2010.

On October 28, 2010, PBM requested a temporary timeline suspension of EAC Application review period, to allow PBM the opportunity to respond thoroughly to the comments and issues raised by the reviewers of the Application.  PBM submitted its responses to these comments and issues on November 19, 2010 in the Review Response Report and requested that the timeline suspension be lifted and that the review period resume.

From December 2010 to March 2011, PBM met with the BCEAO, the Canadian Environmental Assessment Agency (“CEAA”) and other reviewers to discuss the tracking tables (this table tracks the comments and responses to the comments raised during the review process), the Table of Commitments, the BCEAO draft Assessment Report and changes to the project design, mainly dealing with changes to the closure phase of the project and water management.  Feedback from these meetings was used to revise the Review Response Report.  As a result of comments received from the Department of Fisheries and Oceans Canada (“DFO”), PBM also submitted an updated Fish Habitat Compensation Plan (FHCP) to DFO and BCEAO.

A Review Response Report (RRR) was submitted to BCEAO on March 30, 2011.  PBM also submitted an Application Information Key (“AIK”) identifying the order in which the various documents submitted should be considered, thereby addressing any potential ambiguities, such as variations in results or assessments, between documents.  The AIK identifies the more current documents that take precedence over prior documents.  In response to the comments received from the Provincial and Federal Agencies, a revised Review Response Report (RRR Rev.2) was submitted to BCEAO on June 30, 2011.  Project changes documented in the RRR Rev. 2 have resulted in a significant reduction in the risk of long term residual and cumulative effects and in the potential magnitude of effects associated with the operating and closure plan.  Subsequently, on July 18, 2011, the 180 day review period recommenced at day 109.

On August 25, 2011, PBM requested a one-week suspension in order to respond to additional questions and provide clarification on commitments coming from the RRR Rev. 2.  The 180 day review was suspended as of August 25 and restarted on September 1, 2011.  The date for the BCEAO to make their referral to the Ministers shifted until October 4, 2011.  In BC, the Ministers’ decision is required within 45 days of the referral.  The Canadian Environmental Assessment Agency (“CEAA”) is  pursuing an environmental assessment that is harmonized with the BC environmental assessment, and had indicated their referral date will be by the end of October, 2011.  There is no stipulated timeline for the Federal Ministers’ decision.

On September 6, 2011, the BCEAO issued a draft copy of their Assessment Report to the Working Group.  Although a meeting was scheduled between the BCEAO, PBM and the Working Group, this meeting was postponed indefinitely by the BCEAO on September 15, 2011.  The BCEAO received comments from the Working Group and provided these to PBM on September 15, with additional comments received on October 3, 2011.  Subsequent to receiving the Working Group comments, the BCEAO determined, in consultation with their legal counsel, that they were not prepared to make a decision regarding the project and informing PBM that at the BCEAO’s own cost, they were retaining a 3rd party reviewer to assess the Project.

In September 2010, PBM announced that it had filed its Response to the Notice of Civil Claim served by Rescan on August 24, 2010 and had filed a Counterclaim against Rescan seeking damages for  professional negligence, misrepresentation, and breach of contract.  In December 2010, Rescan and PBM agreed to proceed to mediation.  In addition to the Civil Claim served on the Company by Rescan in August 2010, a Notice of Civil Claim was filed by Rescan in the Smithers Registry on July 21, 2011.  Rescan based its new claim on the same facts and matters stated in its existing claim, except that the new claim included a claim of builders’ lien.  A response denying Rescans’ claim was submitted by the Company to the BC Supreme Court on August 29, 2011.  Additionally PBM submitted a response to the Civil Claim.  On November 8, 2011, the company’s legal firm for this matter, Fraser Milner Casgrain, signed a consent order that the court action that commenced at the Smithers Registry and the BC Supreme Court be heard in together at the Vancouver Registry and the Vancouver Registry be the registry for both actions.

During the quarter under discussion, 10,000 options, with an expiry date of July 13, 2014, which were granted under the Company’s stock option plan in July 2009, have been exercised at their set exercise price of $5.75 per share.  Cash received from the exercise of these options in the quarter under discussion was $57,500 which will be used for general working capital.

Outlook for 2011/12

On November 14, 2011, PBM was provided with a copy of one of the 3rd party reports pertaining to water balance/hydrology, hydrogeology, geochemistry and water quality.  On November 21, 2011, PBM’s consulting firm, Klohn Crippen Berger (“KCB”) submitted a response to this 3rd party report addressing key areas that may have been overstated and additional review observations.  The BCEAO subsequently agreed to allow the 3rd party reviewer the opportunity to revise their report.  On November 27, 2011, PBM received a second 3rd party report pertaining primarily to effects on fish.  As this report depended heavily on the information in the first 3rd party report, which required revision, PBM decided not to respond to this report at this time.  The revised 3rd party report was received on December 5th, 2011 and a response is currently being prepared.

Subject to receiving the EAC and CEAA posting the Course Of Action Decisions as well as the receipt of all required permits and authorizations, mine construction will proceed with the following activities:

•

Prepare applications for  permits and other authorizations and licenses;

•

Finalize our contracting strategy for Pre-production;

•

Tender Pre-Production Contracts (EPC);

•

Proceed with procurement including ordering long lead time items (i.e. HPGR, Ball Mills, etc);

•

Site Engineering Survey; and

•

Detailed Engineering and Design.

Subsequent to the period end, the Company has not issued any shares, or granted or cancelled any options and no private placements have been announced or completed.

Conversion to International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that has significantly affected financial reporting requirements for Canadian companies. The AcSB (Accounting Standards Board) strategic plan outlines the convergence of Canadian GAAP (Generally Accepted Accounting Principals) with IFRS (International Financial Reporting Standards) over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 would be the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP.  As a result, Pacific Booker Minerals Inc. interim financial statements for 2011 are reported in accordance with IFRS, with comparative information for 2010 restated.  Note 2 of the interim financial statements sets out the basis of presentation.

The accounting policies set out in Note 3 of the interim financial statements have been applied in preparing the interim financial statements for the period ended October 31, 2011, the comparative information presented at January 31, 2011 and in the preparation of an opening statement of financial position as at February 1, 2010 (the Company’s date of transition) and for the period ended October 31, 2010.

Reconciliation from Canadian GAAP to IFRS

This quarter end is the third period filing for PBM under the IFRS requirements.  The main impact on our financials at this point, is the method for expense of the Share based payments (previously called Stock Based Compensation).  Under Canadian GAAP, awards with graded vesting provisions are treated as a single award for both measurement and recognition purposes (for PBM--1/8 of the total stock based compensation for the entire grant, each 3 month period for 8 quarters).  IFRS 2 requires that such awards be treated as a series of individual awards, with compensation measured and recognized separately for each vesting of options within a grant that has a different vesting date (for PBM--the first vesting has the stock based payment expense for the first vesting and a portion of each subsequent vesting, prorated over the period up to the actual vesting of the options).  This resulted in a timing difference in recognition of share based payment expenses.  The cumulative effect of transition adjustment has been explained in Note 16 of the interim financial statements.

Note 16 also sets out the elections made by the Company to apply optional exemptions under IFRS 1, from full retrospective application of effective IFRS standards.

The structure and content of condensed interim financial statements are in accordance with IAS 34 “Interim Financial Reporting”.  Some of the terminology used in the financial statements under IFRS is different from Canadian GAAP.  You will see new items addressed in the financial statement notes and others that may be no longer required.  Also, some items have a different name from the previous financials, which are as follows:

•

The financial statements are condensed financials as not all the disclosure required for the annual audited financials has been included in this set of financials.

•

The Balance Sheet is now called Statements of Financial Position

•

The Statement of Operations is now called Statements of Comprehensive Loss

•

Deferred Exploration costs is now called Exploration and evaluation assets

•

Amortization is now called Depreciation

•

Interest income is now called Finance income

•

Stock based compensation is now called share based payment

Results of Operations

The largest amount in total on the Statement of Comprehensive Loss is the recording of the share based payments (previously called stock-based compensation expense) and the offsetting contributed surplus in equity.  This calculation creates a cost of granting options to the employees, consultants and directors.  The cost is added to our operating expenses (previously called general and administration expenses) with the corresponding increase in the Company’s equity.  The share based payment expense is allocated, in proportion to the number of options granted, to the accounts for Consulting fees ($387,249), Directors fees ($1,148,558), Investor relations fees ($597,685), Professional fees ($152,409) and Wages and benefits ($8,265).  These amounts total $2,294,166 for the current fiscal year to date, compared to $883,108 for the same period in the previous year as calculated under IFRS rules and $714,200 for the same period in the previous year as calculated under Canadian GAAP rules

If the share based payments (previously called stock-based compensation expense) amounts were removed from the operating loss, the loss would show as $702,336, an increase of $34,494 when compared to the same period in the previous fiscal year.  The largest amount difference was in Professional fees which were higher by $44,871, due to the additional cost required for assistance in preparing the first set of IFRS statements and ongoing legal matters including the Rescan claim.  The next largest increase was in Directors fees, which were up by $6,000 when compared to the previous year as there were additional meetings held by the board and its committees during the current year.  Filing and transfer agent fees which were up by $4,863, due to an increase in the fee paid to the TSX Exchange.  Office rent was also higher by $3,805 due to a new rental rate on the lease extension.  Finance income (previously called Interest income) was a little lower by the amount of $2,533 due to a decrease in funds held on deposit.  Also, due to the disposal of a 1999 truck, the financial report shows a loss on disposal of $1,059.  The truck had been used for many years on the PBM property, but will not meet the requirements for future operations.  For Consulting fees, Telephone and shareholder information and promotion costs all remained within $1,000 of the prior year amounts.  Offsetting these increases was a gain on foreign exchange in the amount of $2,379 versus a loss in the same period of the previous year of $6,485) for a decrease in the loss in the amount of $8,864.  Depreciation (previously called Amortization) was $6,116 lower than the same period in the previous fiscal year.  Office and miscellaneous was down by $5,370 mostly due to reduced insurance costs.  Investor relations fees were also lower by $5,230 when compared to the same period in the previous fiscal year.  Wages and benefits are also lower by $3,409 when compared to the same period in the previous fiscal year.  Travel was lower by $1,720 when compared to the same period in the previous fiscal year.

When you compare the quarter ended October 31, 2011 with the quarter ended July 31, 2011, the share based payments (previously called stock-based compensation expense) amounts total $831,940 for the current quarter, compared to $1,305,009 for the previous quarter.  If the share based payments (previously called stock-based compensation expense) were removed from the operating loss, the loss would show as $192,220, a decrease of $52,285 when compared to the previous quarter.

The largest amount difference was in gain on foreign exchange in the amount of $11,048 versus a loss in the previous quarter of $8,060) for a decrease in the loss in the amount of $19,108.  The next largest decrease was in travel costs in the amount of $11,892 mostly due to the travel costs related to attending the International Indigenous Summit on Energy and Mining that took place in Ontario in late June(during the previous quarter).  Wages and benefits are also lower by $9,306 when compared to the previous quarter due to the costs for benefits attached to the exercise of options during the quarter ended July 31, 2011.  Filing and transfer agent fees which were down by $5,700, due to the AGM costs in the quarter ended July 31, 2011.  Directors fees was down by $5,500 when compared to the previous quarter as there were additional meetings held by the board and its committees during the previous quarter.  Shareholder information and promotion was lower this quarter by $1,940. Also, Office and miscellaneous was lower this quarter by $1,178.  Offsetting these decreases was an increase in Professional fees for the current quarter in the amount of $2,003 and due to the disposal of the 1999 truck, the financial report shows a loss on disposal of $1,059.

During the current fiscal year, the Company incurred $924,562 in exploration & evaluation expenditures on the Morrison property compared to $1,519,351 in exploration & development expenditures during the same period of the previous fiscal year.  During the current quarter, the Company incurred $257,079 in exploration & evaluation expenditures on the Morrison property compared to $317,852 in exploration & development expenditures during the same quarter of the previous fiscal year and compared to $246,372 in exploration & development expenditures during the previous quarter of the current fiscal year.  Please see Note 6 in the financial statements for expenditures by item and area.

During the current fiscal year and previous fiscal year, the Company did not announce or complete any private placements.  During the current quarter, the Company issued 10,000 common shares on exercise of options for total proceeds of $57,500 and a reclassification of Contributed surplus to capital stock in the amount of $21,251.  During the same quarter of the previous year, the Company   issued 312,500 common shares on exercise of options for total proceeds of $1,277,500 and a reclassification of Contributed surplus to capital stock in the amount of $254,668.  No options were granted or cancelled during this quarter of both the current and previous fiscal year.

Liquidity

The Company currently does not have a producing mineral property.  The Company’s only source of funds has been from sale of common shares, some interest revenue from cash on hand, and reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

The Company’s financial instruments consist of cash, receivables, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal 2011, the Company reported a net loss of $2,119,915 ($0.18 per share) under IFRS rules and $1,950,708 ($0.17 per share) under Canadian GAAP rules, compared to a net loss of $2,254,085 ($0.20 per share) for the year ended January 31, 2010 under Canadian GAAP rules.

Cash held at the end of the period was sufficient to meet our current liabilities.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expired in October 2010, was extended for six months until April 2011, for another six months until October 2011 and has been extended for another six months until April 2012.  Details on the financial obligations are detailed in our annual financial statements (Note 12).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Xstrata LLP for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our interim financials statements and annual financial statements (Note 5).

Related Party Transactions

Payments were made or incurred to 3 current company directors for services provided in the course of normal business operations.  Specifically, to 2 directors for shareholder relations and financing, and to another director for services related to project management.  Payment was also made to an officer of the Company for accounting and management services.  Fees for these services amounted to $94,254 in the third quarter of the fiscal year compared to $95,090 for the corresponding period in the previous fiscal year.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $2,000 for the third quarter of the current fiscal year compared to $2,000 for the corresponding period in the previous fiscal year.

Proposed Transactions

The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies

The Company has detailed its significant accounting policies in Note 2 and in Note 18 (re: US versus Canadian GAAP) of the annual financial statements.

Issuer’s disclosure controls and procedures

The Company has procedures that we believe provide reasonable assurance that material information is made known to the individuals preparing the filings by others within the Company, particularly during the period in which the annual filings are being prepared.  The Company has controls in place over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards (“IFRS”), and the Company has evaluated the effectiveness of it’s disclosure controls and procedures as of the end of the period covered by the interim filings.  We hereby disclose our conclusion that the disclosure controls and procedures are effective.

Forward Looking Statements

This discussion may include forward-looking statements respecting the Company’s strategies.  By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results.  Actual future results may differ materially from those assumed or described in such statements as a result of the impact of issues, risks and uncertainties, which the Company may not be able to control.  The reader is therefore cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any intention or obligation to update or revise these forward-looking statements.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles for periods ending January 31, 2010 or prior and International Financial Reporting Standards (“IFRS”) for periods ending January 31, 2011 or after.  The figures reported are all in Canadian dollars.

The following table shows the total revenue (Finance (previously called interest) income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	GAAP or IFRS	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
					Total	Per Share
January 31, 2009	GAAP	$ 29,766,070	$ -	$ 173,848	$ 2,229,730	$ 0.20
January 31, 2010	GAAP	$ 29,293,556	$ -	$ 20,436	$ 2,254,085	$ 0.20
January 31, 2011	IFRS	$ 29,595,790	$ -	$ 14,610	$ 2,119,915	$ 0.18

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles for periods ending January 31, 2010 or prior and International Financial Reporting Standards (“IFRS”) for periods ending January 31, 2011 or after.  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Comprehensive Loss for the company in the current period.

The following table shows the total revenue (Finance (previously called interest) income), the loss from our financial statements (cost of operating expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

For the three months ended	Total Revenue	Loss before other items	Net Loss		GAAP or IFRS
			Total	Per Share
January 31, 2010	$ 5,526	$ 487,241	$ 481,715	$ 0.04	GAAP
convert to IFRS		$ 329,275	$ 810,990	$ 0.03	IFRS
April 30, 2010	$ 2,888	$ 342,504	$ 339,616	$ 0.03	IFRS
July 31, 2010	$ 2,911	$ 706,848	$ 703,937	$ 0.06	IFRS
October 31, 2010	$ 4,319	$ 511,716	$ 507,397	$ 0.04	IFRS
January 31, 2011	$ 4,492	$ 573,457	$ 568,965	$ 0.05	IFRS
April 30, 2011	$ 3,545	$ 426,373	$ 422,828	$ 0.04	IFRS
July 31, 2011	$ 2,034	$ 1,551,548	$ 1,549,514	$ 0.12	IFRS
October 31, 2011	$ 2,006	$ 1,026,166	$ 1,024,160	$ 0.09	IFRS

For the period ended	Total Revenue	Loss before other items	Net Loss		GAAP or IFRS
			Total	Per Share
for the year ended January 31, 2010	$ 20,436	$ 2,274,521	$ 2,254,085	$ 0.20	GAAP
to IFRS at January 31, 2010	$ 20,436	$ 2,603,796	$ 2,583,360	$ 0.23	IFRS
for the 3 month period ended April 30, 2010	$ 2,888	$ 342,504	$ 339,616	$ 0.03	IFRS
for the 6 month period ended July 31, 2010	$ 5,799	$ 1,049,352	$ 1,043,553	$ 0.09	IFRS
for the 9 month period ended October 31, 2010	$ 10,118	$ 1,561,068	$ 1,550,950	$ 0.13	IFRS
for the year ended January 31, 2011	$ 14,610	$ 2,134,525	$ 2,119,915	$ 0.18	IFRS
for the 3 month period ended April 30, 2011	$ 3,545	$ 426,373	$ 422,828	$ 0.04	IFRS
for the 6 month period ended July 31, 2011	$ 5,579	$ 1,977,921	$ 1,972,342	$ 0.16	IFRS
for the 9 month period ended October 31, 2011	$ 7,585	$ 3,004,087	$ 2,996,502	$ 0.25	IFRS

Additional Disclosure for Venture Issuers

Mineral Property Interests

The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Morrison	Total
As at October 31, 2009	4,832,500	4,832,500
to January 31, 2010	-	-
As at January 31, 2010	4,832,500	4,832,500
to April 30, 2010	-	-
to July 31, 2010	-	-
to October 31, 2010	-	-
to January 31, 2011	-	-
As at January 31, 2011	4,832,500	4,832,500
to April 30, 2011	-	-
to July 31, 2011	-	-
to October 31, 2011	-	-
As at October 31, 2011	4,832,500	4,832,500

Deferred Exploration & Development expenditures

The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants/Tax Credits	Total
As at October 31, 2009	21,173,545	(859,434)	20,314,111
to January 31, 2010	474,354	-	474,354
As at January 31, 2010	21,647,899	(859,434)	20,788,465
to April 30, 2010	921,555	-	921,555
to July 31, 2010	279,944	-	279,944
to October 31, 2010	317,852	-	317,852
to January 31, 2011	356,798	-	356,798
As at January 31, 2011	23,524,048	(859,434)	22,664,614
to April 30, 2011	421,111	-	421,111
to July 31, 2011	246,372	-	246,372
to October 31, 2011	257,079	-	257,079
As at October 31, 2011	24,448,610	(859,434)	23,589,176

Equity

The table following shows the change in capital stock and net operating expenses for each three month period  and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Contributed Surplus	Operating Loss	Deficit ending	Total Equity	GAAP or IFRS
As at October 31, 2009	45,489,248	4,748,660	1,772,370	21,327,860	28,910,048	GAAP
to January 31, 2010	-	236,187	481,715	21,809,575	28,664,520	GAAP
adjustment to IFRS	-	329,275	329,275	22,138,850	28,664,520	IFRS
As at January 31, 2010	45,489,248	5,314,122	2,583,360	22,138,850	28,664,520	IFRS
to April 30, 2010	286,557	25,826	339,616	22,478,466	28,637,286	IFRS
to July 31, 2010	-	495,713	703,937	23,182,403	28,429,062	IFRS
to October 31, 2010	1,532,168	60,344	507,397	23,689,800	29,514,178	IFRS
to January 31, 2011	59,632	208,165	568,965	24,258,765	29,213,010	IFRS
As at January 31, 2011	47,367,605	6,104,170	2,119,915	24,258,765	29,213,010	IFRS
to April 30, 2011	79,509	139,708	422,828	24,681,593	29,009,399	IFRS
to July 31, 2011	1,201,303	948,956	1,549,514	26,231,107	29,610,144	IFRS
to October 31, 2011	78,751	810,689	1,024,160	27,255,267	29,475,424	IFRS
As at October 31, 2011	48,727,168	8,003,523	2,996,502	27,255,267	29,475,424	IFRS

Disclosure of outstanding share data

Details of our share transactions for the period and a listing of our outstanding options and warrants can be found in Note 8 of our annual financial statements.

Subsequent to the end of the period, no common shares were issued on the exercise of options, and no options were granted or cancelled and no private placements were announced or completed.